# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mallinckrodt plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland (L2), D15 TX2V
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001193125-24-176290
Filed by CIK 0001332784
Persons authorized to receive notices and communications: James Kasmarcik, Silver Point Capital, L.P., 2 Greenwich Plaza, Suite 1, Greenwich, Connecticut (CT), 06830, 203-542-4200

## Reporting persons
- Silver Point Capital, L.P. (CIK 0001332784): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,692,330; sole dispositive power 0; shared dispositive power 1,692,330; aggregate amount beneficially owned 1,692,330 (8.6% of the class)
- Edward A. Mule (CIK 0001029625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,692,330; sole dispositive power 0; shared dispositive power 1,692,330; aggregate amount beneficially owned 1,692,330 (8.6% of the class)
- Robert J. O'Shea (CIK 0001382617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,692,330; sole dispositive power 0; shared dispositive power 1,692,330; aggregate amount beneficially owned 1,692,330 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Mallinckrodt plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland (L2), D15 TX2V
Comment: This Amendment No. 3 (the "Amendment") amends the statement on Schedule 13D originally filed by the Reporting Persons on November 24, 2023, as amended by Amendment No. 1 filed by the Reporting Persons on January 22, 2024 and Amendment No. 2 filed by the Reporting Persons on July 8, 2024 (as amended, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

The source of funds used in the purchase reported in Item 5 was working capital of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. The Reporting Persons currently beneficially own 1,692,330 shares of Common Stock.

As reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2025, as of March 7, 2025, there were 19,762,306 shares of Common Stock issued and outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting persons to rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The following sets forth all transactions in the Common Stock effected by the Reporting Persons during the last 60 days: On March 14, 2025, the Reporting Persons purchased 100,000 shares of Common Stock at a price per share of $94.00 in the open market through brokers.
Other persons with the right to receive dividends or sale proceeds: Other than as disclosed in Item 4, no person other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

Voting Agreement

On March 13, 2025, the Issuer announced that it had entered into a Transaction Agreement, dated March 13, 2025 (the "Transaction Agreement"), with Endo, Inc. ("Endo") and Salvare Merger Sub LLC ("Merger Sub"), pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, (a) the memorandum and articles of association of the Issuer will be amended by means of a scheme of arrangement (the "Articles Scheme Amendment") under the Companies Act 2014 and shareholder approval; (b) the memorandum and articles of association of the Issuer will be further amended by shareholder approval following the Articles Scheme Amendment (together with the Articles Scheme Amendment, the "Articles Amendments"); and (c) Merger Sub will merge with and into Endo (such merger, the "business combination" and, together with the Articles Amendments, the "Transaction"), with Endo surviving the business combination as a wholly owned subsidiary of the Issuer.

In connection with the Transaction, on March 13, 2025, the Reporting Persons entered into a Voting and Support Agreement (the "Voting Agreement") with the Issuer and Endo, pursuant to which the Reporting Persons agreed, among other things, and subject to the terms and conditions of the Voting Agreement, to vote all securities owned by them in favor of the Transaction, as more fully described in the form of Voting Agreement filed as Exhibit 3 hereto, the terms of which are hereby incorporated into this Item 6.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any third person with respect to the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Joint Filing Agreement, dated as of March 18, 2025, by and among the Reporting Persons
2 Power of Attorney of Robert J. O'Shea and Edward A. Mule (incorporated here by reference to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mule and Robert J. O'Shea with the Securities and Exchange
Commission on February 16, 2016 relating to TopBuild Corp.)
3 Form of Voting Agreement (incorporated here by reference to Exhibit 99.1 to the Issuer's Form 8-K/A filed with the Securities and Exchange Commission on March 13, 2025)

## Signatures
- Silver Point Capital, L.P.: /s/ Steven Weiser, Steven Weiser/Authorized Signatory (03/18/2025)
- Edward A. Mule: /s/ Steven Weiser, Steven Weiser/Attorney-in-fact (03/18/2025)
- Robert J. O'Shea: /s/ Steven Weiser, Steven Weiser/Attorney-in-fact (03/18/2025)